# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Soulpower Acquisition Corp., CIK 0002025608
CUSIP: G82745103
Title of class of securities: Class A ordinary shares, $0.0001 par value
Address of issuer's principal executive offices: 250 WEST 55TH STREET, 17TH FLOOR, NEW YORK, New York (NY), 10019
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000927971-25-000043
Filed by CIK 0000927971

## Reporting persons
- Bank of Montreal: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 1,012,200; shared voting power 0; sole dispositive power 1,012,200; shared dispositive power 0; aggregate amount beneficially owned 1,012,200 (3.94% of the class)
- BANK OF MONTREAL HOLDING INC.: type of reporting person: bank (BK); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 1,000,000; shared voting power 0; sole dispositive power 1,000,000; shared dispositive power 0; aggregate amount beneficially owned 1,000,000 (3.9% of the class)
- BMO NESBITT BURNS INC.: type of reporting person: broker-dealer (BD); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 1,000,000; shared voting power 0; sole dispositive power 1,000,000; shared dispositive power 0; aggregate amount beneficially owned 1,000,000 (3.9% of the class)
- BMO FINANCIAL CORP.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 12,200; shared voting power 0; sole dispositive power 12,200; shared dispositive power 0; aggregate amount beneficially owned 12,200 (0.04% of the class)
- BMO CAPITAL MARKETS CORP.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 12,200; shared voting power 0; sole dispositive power 12,200; shared dispositive power 0; aggregate amount beneficially owned 12,200 (0.04% of the class)

## Item 1. Issuer
Name of issuer: Soulpower Acquisition Corp.
Address of issuer's principal executive offices:
250 WEST 55TH STREET, 17TH FLOOR, NEW YORK, NEW YORK
10019

## Item 2. Person Filing
Name of person filing:
Bank of Montreal

BANK OF MONTREAL HOLDING INC.

BMO NESBITT BURNS INC.

BMO FINANCIAL CORP.

BMO CAPITAL MARKETS CORP.
Address of principal business office or, if none, residence:
1 First Canadian Place
Toronto, Ontario, Canada
M5X1A1
Citizenship:
Bank of Montreal - CANADA (FEDERAL LEVEL)

BANK OF MONTREAL HOLDING INC. - CANADA (FEDERAL LEVEL)

BMO NESBITT BURNS INC. - CANADA (FEDERAL LEVEL)

BMO FINANCIAL CORP. - DELAWARE

BMO CAPITAL MARKETS CORP. - DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD), bank (BK), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 1012200
Percent of class: 3.94
Sole power to vote or to direct the vote:
Bank of Montreal - 1,012,200

BANK OF MONTREAL HOLDING INC. - 1,000,000

BMO NESBITT BURNS INC. - 1,000,000

BMO FINANCIAL CORP. - 12,200

BMO CAPITAL MARKETS CORP. - 12,200
Shared power to vote or to direct the vote:
Bank of Montreal - 0

BANK OF MONTREAL HOLDING INC. - 0

BMO NESBITT BURNS INC. - 0

BMO FINANCIAL CORP. - 0

BMO CAPITAL MARKETS CORP. - 0
Sole power to dispose or to direct the disposition:
Bank of Montreal - 1,012,200

BANK OF MONTREAL HOLDING INC. - 1,000,000

BMO NESBITT BURNS INC. - 1,000,000

BMO FINANCIAL CORP. - 12,200

BMO CAPITAL MARKETS CORP. - 12,200
Shared power to dispose or to direct the disposition:
Bank of Montreal - 0

BANK OF MONTREAL HOLDING INC. - 0

BMO NESBITT BURNS INC. - 0

BMO FINANCIAL CORP. - 0

BMO CAPITAL MARKETS CORP. - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Documents

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Bank of Montreal: Kathryn Cenac, Managing Director - Regulatory Solutions Group (02/12/2026)
- BANK OF MONTREAL HOLDING INC.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (02/12/2026)
- BMO NESBITT BURNS INC.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (02/12/2026)
- BMO FINANCIAL CORP.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (02/12/2026)
- BMO CAPITAL MARKETS CORP.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (02/12/2026)